UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: June 2005

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   |X|             Form 40-F   |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes   |_|                   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The Annual Meeting of Shareholders of Zarlink Semiconductor Inc. is scheduled to take place on Thursday, July 21, 2005. Attached as Exhibit 99.1 to this Report is Zarlink's Notice of Annual Meeting of Shareholders and Management Proxy Circular, dated June 7, 2005. Attached as Exhibit 99.2 to this Report is Zarlink's Form of Proxy. Each document was mailed to Zarlink's shareholders on or about June 21, 2005.

    Exhibit No.           Description
    -----------           -----------
        99.1              Notice and Proxy Circular
        99.2              Form of Proxy


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Zarlink Semiconductor Inc.


Dated: July 15, 2005                   By: /s/ Scott Milligan
                                            Scott Milligan
                                            Senior Vice President of Finance and
                                            Chief Financial Officer